ANGKASA MARKETING BERHAD (41515-D)

A Member of The Lion Group

03003782

5 February 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

03 FEB 11 AM 7:21

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 29 January 2003, Re: Lion Corporation Berhad, Amsteel Corporation Berhad and Angkasa Marketing Berhad - Proposed Corporate and Debt Restructuring Exercises; and

b) General Announcement dated 30 January 2003, Re: Lion Corporation Berhad, Lion Land Berhad, Amsteel Corporation Berhad, Angkasa Marketing Berhad - Proposed Corporate and Debt Restructuring Exercises.

Please contact the undersigned for any queries.

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

dw 2/11

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Reference No MM-030129-52AA4

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Angkasa Marketing Berhad**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Mr Kenneth Chow**
* Designation	:	**General Manager - Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION CORPORATION BERHAD ("LCB")
AMSTEEL CORPORATION BERHAD ("ACB")
ANGKASA MARKETING BERHAD ("AMB")

PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISES

* **Contents :-**

Quote

On 9 January 2003, LCB, ACB and AMB had issued the Circulars to their respective shareholders ("Circulars") setting out the details of their respective proposed corporate and debt restructuring exercises ("Proposed GWRS").

As highlighted in Section 11 of the Circulars of LCB, ACB and AMB, applications were submitted to the Securities Commission ("SC") to seek dispensations from the SC from complying with the SC's requirement that the Reporting Accountants are required to review the financial forecast and projections of the overseas foreign associated and subsidiary companies of LCB, ACB and AMB and to disclose the results of the aforesaid review in the Circulars ("Disclosure Requirement"). Following applications by LCB, ACB and AMB, the SC has waived the aforesaid Disclosure Requirement.

Further, it was also highlighted in Section 11 of the Circular issued by AMB that an application has been submitted by AMB to the SC to seek the SC's consent for the disposal moratorium on the 0.17 million new AMB shares to be issued to Posim Berhad ("Posim") pursuant to the proposed acquisition by AMB of Posim's 0.07% equity interest in Silverstone Berhad, to be imposed on Posim instead of ACB. Following the application by AMB, the SC has approved AMB's proposal.

Shareholders of LCB, ACB and AMB and potential investors are requested to refer to the Circulars of the LCB, ACB and AMB for further details of the Proposed GWRS.

This announcement is dated 29 January 2003.

Unquote

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Sakura Merchant Bankers (19663-P)

Form Version 2.0

General Announcement

Submitted by MB_RHB_SAKURA on 30/01/2003 07:21:10 PM
Reference No MM-030130-E69DD

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Angkasa Marketing Berhad**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Kenneth Chow**
* Designation	:	**General Manager - Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION CORPORATION BERHAD ("LCB")
LION LAND BERHAD ("LLB")
AMSTEEL CORPORATION BERHAD ("ACB")
ANGKASA MARKETING BERHAD ("AMB")
PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISES

* **Contents :-**

The Board of Directors of LCB, LLB, ACB and AMB (collectively referred to as the "Lion Group") announce that all resolutions pertaining to the proposed corporate and debt restructuring exercises for the Lion Group ("Proposed GWRS") as set out in the Notices of Extraordinary General Meeting ("EGM") issued by the Lion Group on 9 January 2003, were passed by shareholders at their respective EGMs of the Lion Group held earlier today.

In addition, the High Court of Malaya has granted an order pursuant to Section 176(3) of the Companies Act, 1965 ("Act"), sanctioning the proposed scheme of arrangement of the Lion Group and of Amsteel Mills Sdn Bhd (a 99.9% owned subsidiary company of LLB) with their respective scheme creditors earlier today.

The High Court of Malaya has also granted an order pursuant to Section 176(3) of the Act, sanctioning the proposed scheme of arrangement between Silverstone Berhad ("Silverstone") (a 52.27% owned subsidiary company of ACB) and its shareholders to reorganise the share capital of Silverstone to facilitate the proposed acquisition by AMB of 100% equity interest in Silverstone.

Steps will now be taken to procure *inter-alia* the following approvals to facilitate completion of the Proposed GWRS:

i) the Kuala Lumpur Stock Exchange for the listing of and quotation for the new shares, warrants (applicable for ACB) and new shares to be issued pursuant to the exercise of the new warrants and conversion of redeemable cumulative convertible preference shares into new shares (applicable for AMB) under the Proposed GWRS;

ii) the proposed capital reconstruction exercises under the Proposed GWRS being confirmed by the High Court pursuant to Section 64 of the Act;

iii) the waivers to be granted by the Securities Commission ("SC") to LCB and parties acting in concert with it, exempting them from their obligation under Rule 6 of the Malaysian Code of Takeovers and Mergers, 1998 ("Code"), to extend a mandatory general offer for all LLB shares and ACB shares not already owned by them after the Proposed GWRS;

iv) the waiver to be granted by the SC to Tan Sri William H.J. Cheng and parties acting in concert with him and Datuk Cheng Yong Kim, exempting them from their obligation under Rule 6 of the Code, to extend a mandatory general offer for all LCB shares not already owned by them after the Proposed GWRS; and

v) the waivers to be granted by the SC to LLB and parties acting in concert with it, exempting them from their obligation under Rule 6 of the Code, to extend a mandatory general offer for all shares in Posim Berhad and Chocolate Products (Malaysia) Berhad not already owned by them after the Proposed GWRS.

Shareholders of LCB, LLB, ACB and AMB and potential investors are requested to refer to the Circulars to Shareholders of the Lion Group dated 9 January 2003 for further details of the Proposed GWRS.

This announcement is dated 30 January 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Sakura Merchant Bankers (19663-P)